

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2009

By U.S. Mail and Facsimile to: (866) 720-7307

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re: Citigroup Inc.**
> **File No. 1-9924**

Dear Ms. Lindsay:

We note the Wall Street Journal article dated July 16, 2009 which references a Memorandum of Understanding between Citigroup and the Office of the Comptroller of the Currency. In this regard, please confirm to us that you have previously disclosed all changes made or to be made as a result of the Memorandum of Understanding which are reasonably likely to have a material effect on liquidity, capital resources, or future operating results.   In addition, if you are aware of any other current recommendations by any regulatory authorities which, if implemented, are reasonably likely to have a material effect on liquidity, capital resources, or future operating results, please confirm to us that you have provided appropriate disclosure.

Please contact Justin Dobbie at (202) 551-3469, Christian Windsor, Special Counsel, at (202) 551-3419, Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494, or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director